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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Denning & Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
333 Bush Street, Suite 2800
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Denning **(415) 399-3939**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94526**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Paul Denning**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Denning & Company LLC**, as of **December 31, 2016**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

PAUL DENNING

Notary Public

See Attached Acknowledgment

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 27 day of Febuary, 20 17, by Paul Denning,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DAVID TSUNG
COMM. # 2080182
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES SEPT. 27, 2018

(Seal) Signature

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Denning & Company LLC

We have audited the accompanying statement of financial condition of Denning & Company LLC (the "Company") as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denning & Company LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 20, 2017

Denning & Company LLC
Statement of Financial Condition
As of December 31, 2016

Assets		
Cash	$	821,942
Accounts receivable		4,402,550
Interest receivable		26,571
Due from officers		12,334
Prepaid expenses and deposit		148,010
Furniture and equipment, net of accumulated depreciation		99,216
Total Assets	$	5,510,623

Liabilities & Member's Equity		
Liabilities		
Accounts payable	$	75,366
Payable to employees		190
Accrued compensation		40,217
Accrued expenses		26,525
Deferred rent		4,356
Total Liabilities		146,654
Member's Equity		5,363,969
Total Liabilities and Member's Equity	$	5,510,623

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC
Statement of Income
For the Year Ended December 31, 2016

Revenue	
Investment banking fees	$ 5,517,800
Interest income	105,433
Reimbursed client expenses	158,149
Other income	120
Total Revenue	5,781,502
Expenses	
Compensation	2,390,199
Travel expense	413,004
Professional fees	115,873
Rent	110,371
Regulatory fees	25,110
Telephone	24,023
Depreciation	6,000
Other operating expenses	195,802
Total Expenses	3,280,382
Net Income	$ 2,501,120

The accompanying notes are an integral part of these financial statements.

Denning & Company, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

January 1, 2016	$	3,715,838
Distributions		(852,989)
Net income		2,501,120
December 31, 2016	$	5,363,969

The accompanying notes are an integral part of these financial statements.

Denning & Company, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities	
Net income	$ 2,501,120
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Depreciation	6,000
(Increase) decrease in:	
Accounts receivable	(1,068,133)
Interest receivable	(26,571)
Due from officers	(12,334)
Prepaid expenses and deposit	(18,264)
Increase (decrease) in:	
Accounts payable	(47,814)
Payable to employees	190
Accrued compensation	1,116
Accrued expenses	26,525
Deferred rent	4,356
Net Cash Provided by Operating Activities	1,366,191
Cash Flows from Financing Activities	
Distributions	(852,989)
Net Cash Used by Financing Activities	(852,989)
Net Increase in Cash and Cash Equivalents	513,202
Cash at beginning of year	308,740
Cash at End of Year	$ 821,942

The accompanying notes are an integral part of these financial statements.

1. Organization

Denning & Company LLC (the "Company") was formed as a limited liability company in California in June 2001, with a termination date of December 31, 2021. Under this form of organization, the member is not liable for the debts of the Company. The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") in October 2001 and is regulated by the Financial Industry Regulation Authority ("FINRA"). The Company engages in private equity advisory services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represents amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. No allowance was deemed necessary at December 31, 2016.

Furniture and Equipment

Furniture and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Investment Banking Fees

Investment banking revenues are earned from providing private equity advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Per the terms of the engagement agreements, the Company is paid up to 20% of the investment banking fees due on the closing date of each respective capital commitment into a fund, or the fund's first capital call, if later. The balance of the investment banking fees is paid in four to thirteen additional equal quarterly installments with accrued interest. The Company records 100% of the fees due as revenue when the funds are committed. Accordingly, there may be considerable difference between when the revenue is recorded and when it is received.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates and assumptions may also affect the disclosure of contingent assets and liabilities at the date of the financial statements, and affect the amounts of revenues and expenses reported during the period. Actual results could differ from those estimates, and may have impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

2. Significant Accounting Policies (continued)

Income Taxes

The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2012.

3. Furniture and Equipment

Furniture and equipment consist of the following:

Computer Equipment	$	11,862
Equipment		24,556
Furniture		53,597
Art work		107,955
Total cost		197,970
Total accumulated depreciation		(98,754)
Total	$	99,216

4. Risk Concentration

For the year ended December 31, 2016, 84% of investment banking fees were earned from two clients. At December 31, 2016, 86% of accounts receivable was due from two clients.

The Company's cash consists of cash held at one financial institution where the balances of accounts may exceed government insurance limits during the year. At December 31, 2016, the Company's uninsured cash balance totaled $571,942.

5. Retirement Plan

The Company sponsors a 401(k) profit sharing plan that was established in October 2010. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer makes safe harbor contributions to the plan equal to 100% of employee elective deferrals not to exceed 4% of eligible earnings. The Company planned to make discretionary contributions of $28,234, which was accrued at December 31, 2016.

6. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $675,288, which exceeded the requirement by $665,511.

7. Lease Commitments

On December 15, 2016, the Company entered into a fifty-seven month sublease agreement for the Company's San Francisco office space which expires on September 15, 2021. The future minimum annual lease payments under this sublease are as follows:

2017	$	110,816
2018	$	113,024
2019	$	115,232
2020	$	117,442
2021	$	84,498
Total	$	541,012

8. Subsequent Events

The Company has evaluated subsequent events through February 20, 2017, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Denning & Company, LLC
Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2016

Net Capital		
Total member's equity	$	5,363,969
Less: Non-allowable assets		
Accounts receivable		4,402,550
Interest receivable		26,571
Due from officers		12,334
Prepaid expenses and deposit		148,010
Furniture and equipment, net of accumulated depreciation		99,216
Total non-allowable assets		4,688,681
Net Capital		675,288
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $146,654 or $5,000, whichever is greater		9,777
Excess Net Capital	$	665,511

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2016)

Net capital, as reported in Company's Part II of Form X-17-A-5 as of December 31 2016	$	638,498
Increase in equity		304,591
Increase in non-allowable receivable		(267,801)
Net Capital per above computation		675,288

See report of independent registered public accounting firm.

Denning & Company LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Period Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Period Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See report of independent registered public accounting firm.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Denning & Company LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Denning & Company LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter & Associates LLP

Walnut Creek, California
February 20, 2017

DENNING & COMPANY LLC

Private Equity Advisory

January 1st, 2017

SEA 15c3-3 Exemption Report

I, Paul F. Denning, CEO of Denning and Company, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2016 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Paul F. Denning
CEO

333 Bush Street, Suite 2800 • San Francisco, CA 94104
Tel: 415.399.3939 • Fax: 415.399.3942
Member FINRA

Denning & Company LLC

Annual Audit Report

December 31, 2016

Denning & Company LLC

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